UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  3 )*

CHAPARRAL RESOURCES, INC.
(Name of Issuer)
Common Shares, Par Value $0.01 Per Share
(Title of Class of Securities)
159420207
(CUSIP Number)
Vagit Alekperov
President
Open Joint Stock Company “Oil”
Company “LUKOIL”
Sretensky Blvd. 11
Moscow 101000 Russia
+7 (495) 927-44-44

With a copy to:

Richard J. Wilkie
Akin Gump Strauss Hauer & Feld LLP
Ducat Place II
7 Gasheka Street
Moscow, 123056, Russia
+7 (495) 783-7700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 29, 2006
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	159420207

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Open Joint Stock Company “Oil Company “LUKOIL” (foreign entity - no I.R.S. identification number)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Russian Federation

	7	SOLE VOTING POWER:

NUMBER OF		2,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC

SCHEDULE 13D

CUSIP No.	159420207

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	LUKOIL Overseas Holding Ltd. (foreign entity - no I.R.S. identification number)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		2,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC

SCHEDULE 13D

CUSIP No.	159420207

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	LUKOIL Overseas Investholding Ltd. (foreign entity - no I.R.S. identification number)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		2,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC

SCHEDULE 13D

CUSIP No.	159420207

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	LUKOIL Overseas West Project Ltd. (foreign entity - no I.R.S. identification number)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		2,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC

SCHEDULE 13D

CUSIP No.	159420207

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Caspian Investments Resources Ltd. (foreign entity – no I.R.S. identification number)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		2,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC

     This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relates to the common stock, $0.01 par value per share (the “Shares”), of Chaparral Resources, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 3 amends and supplements the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on May 21, 2004 by NRL Acquisition Corp. (“NRL Acquisition”) and Nelson Resources Limited (“Nelson”), as amended by Amendment No. 1 to such initial statement filed with the Commission on December 21, 2005 and by Amendment No. 2 to such initial statement filed with the Commission on March 14, 2006 (as amended, the “Initial Statement”).
     Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. Only those items amended or supplemented are reported herein.
     On March 13, 2006 the Issuer, LUKOIL Overseas Holding Ltd. (“Lukoil Overseas”) and NRL Acquisition entered into an Agreement and Plan of Merger (the “Merger Agreement”). Under the Merger Agreement, NRL Acquisition has been merged with and into the Issuer with the Issuer as the surviving corporation (the “Merger”). Upon completion of the Merger, each issued and outstanding share of the Issuer’s Common Stock not owned by NRL Acquisition or its affiliates has been converted to the right to receive $5.80 in cash, without interest. Each share of the Issuer’s Common Stock held by Lukoil Overseas and NRL Acquisition has been converted into the right of Caspian Resources Ltd., a company wholly owned indirectly by Lukoil Overseas, to receive .00004361916 share of Common Stock of the Issuer.
Item 5. Interest in Securities of the Issuer.
     Pursuant to the Merger Agreement, the Merger was completed on September 29, 2006. As a result of the Merger, the Issuer has become a privately held, wholly owned subsidiary of Caspian Investments Resources Ltd., which holds all 2,000 outstanding shares of Common Stock of the Issuer, and has ceased to be a filing person under this Schedule 13D. The Merger was approved by the Issuer’s stockholders at a meeting held on September 29, 2006 in London, England. As a result of its ownership of 100% of the outstanding shares of Caspian Investments Resources Ltd., Lukoil Overseas may be deemed to have shared beneficially ownership of the 2,000 shares of Common Stock of the Issuer indirectly held by Lukoil Overseas, including shared power to direct the vote and/or disposition of such shares.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 3 is true, complete and correct.

Date: October 5, 2006	Open Joint Stock Company “Oil Company “LUKOIL”

	By:	/s/ Brian A. Konradi

	Name:	Brian A. Konradi
	Title:	Attorney-in-Fact

Date: October 5, 2006	LUKOIL Overseas Holding Ltd.

	By:	/s/ Brian A. Konradi

	Name:	Brian A. Konradi
	Title:	Attorney-in-Fact

Date: October 5, 2006	LUKOIL Overseas Investholding Ltd.

	By:	/s/ Brian A. Konradi

	Name:	Brian A. Konradi
	Title:	Attorney-in-Fact

Date: October 5, 2006	LUKOIL Overseas West Project Ltd.

	By:	/s/ Brian A. Konradi

	Name:	Brian A. Konradi
	Title:	Attorney-in-Fact

Date: October 5, 2006	Caspian Investments Resources Ltd.

	By:	/s/ Brian A. Konradi

	Name:	Brian A. Konradi
	Title:	Attorney-in-Fact